Exhibit 97.1
AMNEAL PHARMACEUTICALS, INC.
DODD-FRANK CLAWBACK POLICY
(Effective as of October 2, 2023)

I.Purpose
The Board of Directors (the “Board”) of Amneal Pharmaceuticals, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board therefore adopts this Dodd-Frank Clawback Policy (this “Policy”), which requires the recoupment of certain executive compensation in accordance with the terms herein and is intended to comply with Section 303A.14 of The New York Stock Exchange Listed Company Manual, as such section may be amended from time to time (the “Listing Rules”). This Policy is effective with respect to Incentive-based Compensation earned or received after October 2, 2023.

II.Administration
This Policy shall be administered by the Compensation Committee of the Board or, in the discretion of the Board, any other committee or body of the Board consisting only of Independent Directors (the “Committee”). Any interpretations or determinations made by the Committee (or by any officer of the Company to whom enforcement authority has been delegated) shall be final, conclusive and binding on all affected individuals.

III.Covered Persons
This Policy is applicable to any current or former “officer” of the Company, as such term is defined under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (each, a “Covered Person”).

For the avoidance of doubt, this Policy shall apply to any person who was a Covered Person but is no longer an employee of the Company at the time the determination to recoup compensation is made.

IV.Defined Terms
The following terms shall have the meanings set forth below for purposes of this Policy:

“Accounting Restatement” means the result of the process of revising previously reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements , including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Excess Compensation” means that part of the Incentive-based Compensation (as defined below) received by a Covered Person during the last three completed Fiscal Years preceding the date on which the Company determines it is required to prepare an Accounting Restatement that the Committee determines was in excess of what, if anything, would have been received by or otherwise paid to, granted, vested, settled or accrued to or for the benefit of the Covered Person under the Accounting Restatement on a pre-tax basis. If Incentive-based Compensation is based on stock price or total shareholder return and the amount of Excess Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount recovered shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was received and the Company shall maintain documentation of that reasonable estimate and provide such documentation to the Exchange.

“Exchange” means The New York Stock Exchange.

“Fiscal Year” shall mean the Company’s fiscal year; provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

“Incentive-based Compensation” means all cash and equity-based compensation that is paid, granted, earned, vested, settled or accrued based wholly or in part upon the attainment of any measures determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, including any measures derived wholly or in part from such financial information, and also includes, without limitation, compensation based wholly or in part upon stock price or total shareholder return (in each case, regardless of whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission). For the avoidance of doubt, Incentive-based Compensation does not include (i) awards that are granted, earned and vested exclusively upon completion of a specified employment period, without any performance condition, and (ii) bonus awards that are discretionary or based on subjective goals or goals unrelated to the measures referenced in the first sentence of this definition. Incentive-based Compensation shall be deemed “received” for purposes of this Policy in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.

“Independent Director” means a director who is determined by the Board to be “independent” for Board or Committee membership, as applicable, under the rules of the Exchange, as of any determination date.

“Transition Period” means any transition period that results from a change in the Company’s Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Company’s requirement to prepare an Accounting Restatement.

V.Recoupment upon an Accounting Restatement
In the event that (i) the Company is required to prepare an Accounting Restatement and (ii) the Committee, in its sole discretion, determines that such Covered Person received Excess Compensation for the applicable performance period to which such Accounting Restatement relates, then the Committee shall reasonably promptly take steps to require the Covered Person to repay to the Company, or cancel or forfeit, any part or all of the Excess Compensation received by or otherwise paid to, granted, vested, settled or accrued to or for the benefit of such Covered Person during the three (3) completed Fiscal Years, or any applicable Transition Period, preceding the date on which the Company determines it is required to publish an Accounting Restatement. For purposes of determining the relevant recovery period referenced in the preceding sentence, the date that the Company is required to prepare an Accounting Restatement under the Policy is the earlier to occur of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. Any reduction, cancellation or forfeiture of any Incentive-based Compensation shall be done in compliance with Section 409A and other applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

VI.Method of Recovery

The Committee will determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, the amount, form and method for recovering Excess Compensation hereunder, which may include, without limitation: (a) requiring reimbursement of cash Excess Compensation previously paid; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the recovered amount from any compensation otherwise owed by the Company to the Covered Person; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee. To the extent the Covered Person refuses to pay to the Company an amount equal to the Excess Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Person’s obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of any Incentive-based Compensation shall be done in compliance with Section 409A and other applicable provisions of the Code.

VII.Amendment and Termination
To the extent necessary, this Policy will be amended to conform with the Listing Rules, as they may be amended from time to time. The Board or the Committee may amend or terminate this Policy at any time, subject to compliance with the Listing Rules.
VIII.Other Recoupment Rights
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Company pursuant to the terms of any plans, similar policy in any employment agreement, severance or change in control agreement, equity award agreement or similar agreement, rule, regulation (including, without limitation, Section 10D of the Exchange Act or Section 304 of the Sarbanes-Oxley Act of 2002), stock exchange listing requirement, policy (including any current or future policy adopted by the Company pursuant to any such law, rule, regulation or requirement) and any other legal remedies available to the Company.

The Company shall not indemnify any Covered Person against the loss of any erroneously awarded Incentive-based Compensation for which the Committee has determined to seek recoupment pursuant to this Policy.

IX.Exceptions to the Recovery Requirement
Notwithstanding anything in this Policy to the contrary, Excess Compensation need not be recovered pursuant to this Policy if the Committee (or, if the Committee is not composed solely of Independent Directors, a majority of the Independent Directors serving on the Board) determines that recovery would be impracticable as a result of any of the following:

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(a)    the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Excess Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(b)    recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

X.Successors
This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

Effective Date: October 2, 2023
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